UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
16 February 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X             Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                  No X

Issued by Harmony Gold
Mining Company Limited

16 February 2010

For more details contact:

Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228

Harmony Gold Mining Company Limited (Harmony) is not associated with
Vancouver-based company - Harmony Gold Corp
Johannesburg. Tuesday, 16 February 2010.
Harmony Gold Mining Company
Limited (Harmony) announces that it is not associated or affiliated, in any way whatsoever, with Harmony Gold Corp, a Vancouver-based company currently drilling for gold in Alaska, as mentioned in a press release issued by Harmony Gold Corp recently.
Harmony Gold Corp is not a subsidiary of Harmony Gold Mining Company Limited and it does not share any business interests with Harmony Gold Mining Company
Limited.
Harmony Gold Mining Company Limited’s Chief Executive Officer, Graham Briggs
said, “This matter is being investigated. We will take legal action against the company for making use of our company’s name without prior consultation. Harmony has an established brand and with the potential confusion that this could cause investors and analysts, we would have expected Harmony Gold Corp to have used another name.”
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 16, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director